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direct dial 202 508 5854
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September 17, 2009	vcangelosi@kilpatrickstockton.com
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Athens Bancshares Corporation Athens, Tennessee Registration Statement on Form S-1
Dear Sir or Madam:
     On behalf of Athens Bancshares Corporation (the “Company”), we are hereby filing the Company’s Registration Statement on Form S-1. The Company is the proposed holding company for Athens Federal Community Bank, a federally chartered savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation.
     A wire transfer in the amount of $1,403 has been executed pursuant to 17 C.F.R. § 202.3 in payment of the required filing fee.
     If you have any questions about the filing, please contact the undersigned at (202) 508-5854.
Very truly yours,
KILPATRICK STOCKTON LLP
/s/ Victor L. Cangelosi
Victor L. Cangelosi
Enclosure

cc:	Jeffrey L. Cunningham, Athens Bancshares Corporation
Michael R. Hutsell, Athens Bancshares Corporation
Andrew J. Glenn, Hazlett, Lewis & Bieter, PLLC
Anthony Dugan, Hazlett, Lewis & Bieter, PLLC
Harold Hanley, Keefe Bruyette & Woods, Inc.
Charles Sloane, Keefe Bruyette & Woods, Inc.
Allan Jean, Keefe Bruyette & Woods, Inc.
ATLANTA    AUGUSTA    CHARLOTTE    DUBAI    NEW YORK    RALEIGH    STOCKHOLM    WASHINGTON    WINSTON-SALEM

U.S. Securities and Exchange Commission
September 17, 2009

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Paul M. Aguggia, Esq.
Thomas P. Hutton, Esq.
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Suzanne A. Walker, Esq.
Stephen F. Donahoe, Esq.